UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 29, 2025

DNOW INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36325	46-4191184
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7402 North Eldridge Parkway Houston, Texas	77041
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 281-823-4700

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	DNOW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on June 26, 2025, DNOW Inc., a Delaware corporation (NYSE: DNOW) (“DNOW”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MRC Global, Inc., a Delaware corporation (“MRC Global”), Buck Merger Sub, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of DNOW (“Merger Sub”), and Stag Merger Sub, LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of DNOW (“LLC Sub”), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, (1) Merger Sub will be merged with and into MRC Global (the “First Merger”), with MRC Global continuing as the surviving corporation in the First Merger, and (2) immediately following the First Merger, MRC Global will be merged with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with LLC Sub continuing as the surviving company at the effective time of the Second Merger as a wholly-owned, direct subsidiary of DNOW.

On July 24, 2025, DNOW filed a registration statement on Form S-4 (No. 333-288909) (the “Registration Statement”), which contained a preliminary prospectus of DNOW and a preliminary joint proxy statement of DNOW and MRC Global. The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on August 5, 2025. DNOW filed with the SEC the definitive joint proxy statement/prospectus (the “joint proxy statement/prospectus” or the “Proxy Statement”) on August 5, 2025 and commenced mailing copies of the Proxy Statement on or about August 5, 2025.

Since entering into the Merger Agreement, DNOW and/or MRC Global have received, to DNOW’s knowledge, several demand letters from purported shareholders of DNOW (the “Demand Letters”) and three complaints with respect to the Merger have been filed. The complaints are captioned as follows: Robert Garfield v. Deborah Adams, Leonard Anthony, George Damiris, David Hager, Ronald Jadin, Anne McEntee, Robert Saltiel, Jr., Daniel Silvers, MRC Global Inc., DNOW Inc., J.P. Morgan Securities LLC, and Sodali & Co. Index No. 908471-25; Steven Weiss v. DNOW Inc., Richard Alario, Terry Bonno, David Cherechinsky, Galen Cobb, Paul Coppinger, Karen David-Green, Rodney Eads, and Sonya Reed Index No. 654945/2025; and Robert Scott v. DNOW Inc., Richard Alario, Terry Bonno, David Cherechinsky, Galen Cobb, Paul Coppinger, Karen David-Green, Rodney Eads, and Sonya Reed, Index No. 654962/2025 (collectively with the Demand Letters, the “Shareholder Actions”).

The Shareholder Actions assert that certain allegedly material omissions in the joint proxy statement/prospectus purportedly give rise to violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder. It is possible that additional or similar demand letters may be received by DNOW or MRC Global, or that complaints making similar allegations may be filed naming DNOW or MRC Global as a defendant, regarding the Merger. Absent new or different allegations that are material or a disclosure obligation under the U.S. federal securities laws, DNOW will not necessarily disclose such additional demands or complaints.

DNOW believes that the disclosures set forth in the joint proxy statement/prospectus comply fully with applicable law, that no further disclosure beyond that already contained in the joint proxy statement/prospectus is required under applicable law, and that the allegations asserted in the Shareholder Actions are entirely without merit. However, in order to moot these disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Merger, and without admitting any liability or wrongdoing, DNOW is voluntarily supplementing the joint proxy statement/prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Defendants specifically deny the allegations in the Shareholder Actions that any additional disclosure was or is required.

SUPPLEMENTAL DISCLOSURES TO JOINT PROXY STATEMENT/PROSPECTUS

The following supplemental information should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety and is available on the SEC’s website at http://www.sec.gov, along with periodic reports and other information DNOW files with the SEC. To the extent that the information set forth herein differs from or updates information contained in the joint proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the joint proxy statement/prospectus. All page references are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the joint proxy statement/prospectus. New text within restated language from the Proxy Statement is highlighted with bold, underlined text and removed language within restated language from the Proxy Statement is indicated by ~~strikethrough text~~.

The third paragraph on page 95 of the Proxy Statement under the section entitled “Opinion of DNOW’s Financial Advisor — Illustrative Discounted Cash Flow Analysis” is hereby amended as follows:

Goldman Sachs derived a range of illustrative EVs for DNOW by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative EVs it derived for DNOW the amount of DNOW’s net debt of approximately $(194) million and non-controlling interest of approximately $5 million, as provided by and approved for Goldman Sachs’ use by the management of DNOW, to derive a range of illustrative equity values for DNOW. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of DNOW of approximately 108.3 million, as provided by and approved for Goldman Sachs’ use by the management of DNOW, using the treasury stock method, to derive a range of illustrative present values per share ranging from $15.70 to $18.66.

The second paragraph on page 96 of the Proxy Statement under the section entitled “Opinion of DNOW’s Financial Advisor — Illustrative Discounted Cash Flow Analysis” is hereby amended as follows:

Goldman Sachs derived a range of illustrative EVs for MRC Global by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative EVs it derived for MRC Global the amount of MRC Global’s net debt of approximately $324 million, as provided by and approved for Goldman Sachs’ use by the management of DNOW, to derive a range of illustrative equity values for MRC Global. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of MRC Global of approximately 87.7 million, as provided by and approved for Goldman Sachs’ use by the management of DNOW to derive a range of illustrative present values per share ranging from $15.60 to $19.39.

The fourth paragraph on page 96 of the Proxy Statement under the section entitled “Opinion of DNOW’s Financial Advisor — Illustrative Discounted Cash Flow Analysis” is hereby amended as follows:

Goldman Sachs derived a range of illustrative EVs for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative EVs it derived for the pro forma combined company the amount of the pro forma combined company’s net debt of approximately $230 million and non-controlling interest of approximately $5 million, as provided by and approved for Goldman Sachs’ use by the management of DNOW, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the pro forma combined company of approximately 191.5 million, as provided by and approved for Goldman Sachs’ use by the management of DNOW, using the treasury stock method, to derive a range of illustrative present values per share ranging from $17.15 to $20.92.

The second paragraph on page 97 of the Proxy Statement under the section entitled “Opinion of DNOW’s Financial Advisor — Illustrative Present Value of Future Share Price Analysis” is hereby amended as follows:

Goldman Sachs then subtracted the amount of DNOW’s net debt of approximately $(322) million for 2026 and $(338) million for 2027 and non-controlling interest of approximately $5 million for each of 2026 and 2027 for each of fiscal years 2026 and 2027, as provided by and approved for Goldman Sachs’ use by the management of DNOW, from the respective implied EVs in order to derive a range of illustrative equity values as of December 31 for DNOW for each of fiscal years 2026 and 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of DNOW common stock for each of fiscal years 2026 and 2027 of approximately 103 million and 100 million, respectively, calculated using information provided by and approved for Goldman Sachs’ use by the management of DNOW, to derive a range of implied future values per share of DNOW common stock. Goldman Sachs then discounted these implied future equity values per share of DNOW common stock to March 31, 2025, using an illustrative discount rate of 11.0%, reflecting an estimate of DNOW’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for DNOW, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $15.44 to $17.46 per share of DNOW common stock.

The fourth paragraph on page 97 of the Proxy Statement under the section entitled “Opinion of DNOW’s Financial Advisor — Illustrative Present Value of Future Share Price Analysis” is hereby amended as follows:

Goldman Sachs then subtracted the amount of MRC Global’s net debt of approximately $162 million and $37 million, respectively, for each of fiscal years 2026 and 2027, as provided by and approved for Goldman Sachs’ use by the management of DNOW, from the respective implied EVs in order to derive a range of illustrative equity values as of December 31 for MRC Global for each of fiscal years 2026 and 2027. Goldman Sachs divided these implied equity values by the projected year-end number of fully diluted outstanding shares of MRC Global common stock of approximately 88 million for each of fiscal years 2026 and 2027, calculated using information provided by and approved for Goldman Sachs’ use by the management of DNOW, to derive a range of implied future values per share of MRC Global common stock. Goldman Sachs then discounted these implied future equity values per share of MRC Global common stock to March 31, 2025, using an illustrative discount rate of 13.5%, reflecting an estimate of MRC Global’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for MRC Global, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $13.66 to $16.78 per share of MRC Global common stock.

The second paragraph on page 98 of the Proxy Statement under the section entitled “Opinion of DNOW’s Financial Advisor — Illustrative Present Value of Future Share Price Analysis” is hereby amended as follows:

Goldman Sachs then subtracted the amount of the pro forma combined company’s net debt of approximately $(77) million for 2026 and $(250) million for 2027 and non-controlling interest of approximately $5 million for each of 2026 and 2027 for each of fiscal years 2026 and 2027, as provided by and approved for Goldman Sachs’ use by the management of DNOW, from the respective implied EVs in order to derive a range of illustrative equity values as of December 31 for the pro forma combined company for each of fiscal years 2026 and 2027. Goldman Sachs divided these implied equity values by the projected year-end number of fully diluted outstanding shares of the pro forma combined company’s common stock for each of fiscal years 2026 and 2027 of approximately 186 million and 183 million, respectively, calculated using information provided by and approved for Goldman Sachs’ use by the management of DNOW, to derive a range of implied future values per share of the pro forma combined company common stock. Goldman Sachs then discounted these implied future equity values per share of the pro forma company common stock to March 31, 2025, using an illustrative discount rate of 11.5%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $15.97 to $19.75 per share of the pro forma combined company common stock.

The disclosure beginning on page 102 of the Proxy Statement under the section entitled “Opinion of MRC Global’s Financial Advisor—Public Trading Multiples” is hereby amended and restated in its entirety as follows:

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of each of MRC Global and DNOW with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by MRC Global and DNOW (or aspects thereof), as applicable.

~~The companies selected by J.P. Morgan with respect to MRC Global were as follows:~~

•	~~DNOW~~

•	~~DXP Enterprises, Inc.~~

•	~~WESCO International, Inc.~~

•	~~Rexel S.A.~~

~~The companies selected by J.P. Morgan with respect to DNOW were as follows:~~

•	~~MRC Global~~

•	~~DXP Enterprises, Inc.~~

•	~~WESCO International, Inc.~~

•	~~Rexel S.A.~~

J.P. Morgan selected these companies because, among other reasons, they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of MRC Global and DNOW, as applicable. However, certain of these companies may have characteristics that are materially different from those of MRC Global and DNOW, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect MRC Global or DNOW, as applicable.

Using publicly available information, J.P. Morgan calculated, for each selected company,

(i)

the multiple of the firm value (calculated as equity value, plus or minus, as applicable, net debt or net cash, the “FV”) to the analyst consensus estimates of fiscal year 2025 adjusted EBITDA for the applicable company (the “FV/2025E Adj. EBITDA Multiple”) and

(ii)	the multiple of the FV to the analyst consensus estimates of fiscal year 2026 adjusted EBITDA for the applicable company (the “FV/2026E Adj. EBITDA Multiple”).

The companies selected by J.P. Morgan for its analyses, and the FV/2025E Adj. EBITDA Multiple and the FV/2026E Adj. EBITDA Multiple for each company, were as follows:

Company	FV/2025E Adj. EBITDA Multiple	FV/2026E Adj. EBITDA Multiple
MRC Global	7.3x	6.6x
DNOW	7.3x	7.0x
DXP Enterprises, Inc.	8.8x	8.1x
WESCO International, Inc.	9.4x	8.6x
Rexel S.A.	8.2x	7.8x

For MRC Global, based on the results of this analysis, J.P. Morgan selected

(i)	a FV/2025E Adj. EBITDA Multiple reference range of 7.00x to 9.25x and applied such reference range to MRC Global’s projected pre-SBC adjusted EBITDA for fiscal year 2025 and

(ii)

a FV/2026E Adj. EBITDA Multiple reference range for MRC Global of 6.50x to 8.50x and applied such reference range to MRC Global’s projected pre-SBC adjusted EBITDA for fiscal year 2026, in each case as provided in the MRC Global Projections for MRC Global.

The analysis derived the following ranges of implied equity value per share of MRC Global common stock (rounded to the nearest $0.10):

Metric	Implied Equity Value Per Share
	Low	High
FV/2025E Pre-SBC Adj. EBITDA Multiple	$12.90	$18.30
FV/2026E Pre-SBC Adj. EBITDA Multiple	$12.80	$17.90

J.P. Morgan compared these ranges to:

(i)	the price per share of MRC Global common stock of $12.97 as of June 25, 2025; and

(ii)	the implied price per share of MRC Global common stock of $13.85 based on the exchange ratio.

For DNOW, based on the results of this analysis, J.P. Morgan selected

(i)	a FV/2025E Adj. EBITDA Multiple reference range of 7.00x to 9.25x and applied such reference range to DNOW’s projected pre-SBC adjusted EBITDA for fiscal year 2025 and

(ii)

a FV/2026E Adj. EBITDA Multiple reference range for DNOW of 6.50x to 8.50x and applied such reference range to DNOW’s projected pre-SBC adjusted EBITDA for fiscal year 2026, in each case as provided in the MRC Global Projections for DNOW. The analysis derived the following ranges of implied equity value per share of DNOW common stock (rounded to the nearest $0.10):

Metric	Implied Equity Value Per Share
	Low	High
FV/2025E Pre-SBC Adj. EBITDA Multiple	$14.60	$18.70
FV/2026E Pre-SBC Adj. EBITDA Multiple	$14.60	$18.60

J.P. Morgan compared these ranges to the price per share of DNOW common stock of $14.60 as of June 25, 2025.

The first paragraph on page 104 of the Proxy Statement under the section entitled “Opinion of MRC Global’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended as follows:

J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of June 30, 2025 using discount rates ranging from 8.50% to 10.50%, which range J.P. Morgan chose based upon an analysis of the weighted average cost of capital of each of MRC Global and DNOW. The present values of the unlevered free cash flow estimates and the range of terminal values were then adjusted for ~~each of~~ MRC Global’s ~~and DNOW’s~~ estimated net debt ~~as of June 30, 2025,~~ of $401 million and DNOW’s estimated net cash of $210 million, respectively, as provided in the MRC Global Projections for MRC Global and MRC Global Projections for DNOW in each case discounted to present value as of June 30, 2025 using a range of discount rates from 8.50% to 10.50%.

The disclosure under clause (ii) of the last paragraph beginning on page 104 of the Proxy Statement under the section entitled “Opinion of MRC Global’s Financial Advisor—Value Creation Analysis” is hereby amended as follows:

(ii)

subtracting certain other estimated total transaction expenses of MRC Global and DNOW of $75 million, as estimated by MRC Global management as of June 23, 2025 ~~estimated~~ and provided to J.P. Morgan for use in connection with its analysis; and

The disclosure on page 112 of the Proxy Statement under the section entitled “Interests of Certain MRC Global Directors and Executive Officers in the Mergers— New Management Arrangements” is hereby amended and restated in its entirety as follows:

As of the date of this joint proxy statement/prospectus, ~~there are~~ no other new employment, equity contribution or other agreements between any MRC Global executive officer or director, on the one hand, and MRC Global or DNOW, on the other hand have been established or otherwise negotiated, relating to employment, compensation or benefits of MRC Global’s executive officers following the consummation of the mergers. Prior to and following the closing of the mergers, however, certain of our executive officers may have discussions with, and may enter into agreements with, DNOW, the surviving corporation or their affiliates regarding employment with or providing consultation services to DNOW, the surviving corporation or their affiliates or the right to participate in the equity of the surviving corporation or one or more of its affiliates to be effective following the closing of the mergers.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K (this “Current Report”) includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this Current Report, including, among other things, statements regarding the proposed business combination transaction between DNOW and MRC Global, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC Global’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC Global expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC Global’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC Global will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC Global’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC Global and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC Global’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC Global’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC Global’s ability to collect payments when due; DNOW’s or MRC Global’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC Global’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC Global’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC Global’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The Registration Statement and joint proxy statement/prospectus that was filed with the SEC describes additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Registration Statement and joint proxy statement/prospectus, DNOW’s and MRC Global’s respective periodic reports and other filings with the SEC, including the risk factors contained therein. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither DNOW nor MRC Global undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction, DNOW has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This Current Report is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus was mailed to shareholders of DNOW and MRC Global on or about August 5, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents containing important information about DNOW, MRC Global and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847.

Participants in the Solicitation

DNOW, MRC Global and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s definitive joint proxy statement/prospectus, which was filed with the SEC on August 5, 2025, (ii) the Registration Statement, which was filed with the SEC on July 24, 2025, (iii) DNOW’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 4, 2025, (iv) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (v) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s definitive joint proxy statement/prospectus, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s definitive joint proxy statement, which was filed with the SEC on August 5, 2025, (ii) the Registration Statement, which was filed with the SEC on July 24, 2025, (iii) MRC Global’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 17, 2025, (iv) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (v) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s definitive joint proxy statement, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC Global will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2025	DNOW INC.

/s/ Raymond W. Chang
Raymond W. Chang Vice President & General Counsel